MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2013

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This year means 2013. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of February 21, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kişladağ, in Turkey (100%)
•	Efemçukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)
•	Jinfeng, in China (82%)

Development gold projects:

•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)

Other operating mines:

•	Stratoni – Lead and Zinc Concentrates (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

2013 Overview

Key consolidated financial information

•	At December 31, 2013 the Company recognized an impairment charge of $808.4 million, or $684.6 million, net of tax ($0.96 per share) related to Jinfeng and Eastern Dragon.

•	Loss attributable to shareholders of the Company was $653.3 million ($0.91 per share), compared to net profit attributable to shareholders of the Company of $305.3 million ($0.44 per share) in 2012.

•	Dividends paid were Cdn$0.12 per share (2012 – Cdn$0.15 per share).

•	Liquidity was $998.9 million at year end, including $623.9 million in cash, cash equivalents, and term deposits, and $375.0 million in lines of credit (2012 - $1,191.8 million of liquidity).

Key performance measures (1)

•	Gold production of 721,201 ounces, including pre-commercial production from Olympias (2012 – 656,324 ounces) increased 10% year over year.

•	Total cash costs averaged $551 per ounce (2012 – $554 per ounce).

•	Gross profit from gold mining operations of $481.1 million fell 19% as compared to that of 2012 due to lower prices.

•	Adjusted net earnings of $192.9 million ($0.27 per share) were down 41% compared to adjusted net earnings of $327.4 million ($0.48 per share) in 2012.

•	Cash generated from operating activities before changes in non-cash working capital was $382.0 million (2012 – $447.7 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Impairment Charge

Impairment testing of long-lived assets is performed when impairment indicators are present and annually for goodwill. These tests forecast life of mine after-tax cash flows, which incorporate management’s best estimates of long-term metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and sustaining capital expenditures, inflation and long-term foreign exchange rates. As a result of the impairment testing we performed at the end of December 31, 2013, the Company concluded that the carrying values of Jinfeng and Eastern Dragon were impaired and an impairment loss of $808.4 million was recorded against the property, plant and equipment, and goodwill of these properties ($283.5 million associated with Jinfeng and $524.9 associated with Eastern Dragon). A deferred income tax recovery of $123.8 million was also recorded related to the impairment charge and reflected as a reduction in tax expense on the income statement.

The Company assumed gold metal prices of $1,200 per ounce for 2014, and $1,300 per ounce long-term. Discounted cash flows were calculated using discount rates between 10% and 12% for Eastern Dragon (3% higher than previous years’ impairment calculations) reflecting increased Chinese permitting risk.

2

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Summarized Annual Financial Results

($millions except as noted)	2013	2012	2011
Revenues	1,124.0	1,147.5	1,103.7
Gold revenues	1,020.0	1,047.1	1,042.1
Gold sold (ounces)	725,095	625,394	658,919
Average realized gold price ($/ounce)	1,407	1,674	1,581
Average London spot gold price ($/ounce)	1,411	1,669	1,572
Cash operating costs ($/ounce)	494	483	405
Total cash costs ($/ounce)	551	554	472
Gross profit from gold mining operations	481.1	595.0	610.8
Adjusted net earnings	192.9	327.3	332.5
Net profit (loss) attributable to shareholders of the Company	(653.3)	305.3	318.7
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.91)	0.44	0.58
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(0.91)	0.44	0.58
Cash flow from operating activities before changes in non-cash working capital	382.0	447.7	502.1
Capital Spending – cash basis	482.0	426.2	272.8
Dividends paid – (Cdn$/share)	0.12	0.15	0.11
Cash, cash equivalents and term deposits	623.9	816.8	393.8
Total Assets	7,235.2	7,928.1	3,960.4
Total long-term financial liabilities(1)	670.3	662.9	63.2

(1) Includes long-term debt net of deferred financing costs, defined benefit liabilities, and asset retirement obligations.

Review of Annual Financial Results

Gold sales volumes increased 16%, while total cash costs per ounce remained steady year over year. Gross profit from gold mining operations of $481.1 million fell 19% year over year as a result of a 16% drop in gold prices. Loss attributable to shareholders of the Company was $653.3 million, or $0.91 per share, compared to net profit attributable to shareholders of the Company of $305.3 million, or $0.44 per share in 2012. Adjusted net earnings were $192.9 million or $0.27 per share as compared with $327.3 million or $0.48 per share for 2012. Please see page 11 for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings. The major items contributing to the loss attributable to shareholders of the Company were: 1) the $684.6 million impairment loss, net of tax, 2) a $125.2 million deferred income tax charge related to a change in the Greek income tax rate, 3) a $14.1 million impairment loss on investment in associates, and 4) a $13.8 million unrealized loss on foreign exchange translation of deferred income tax balances. Other factors that adversely impacted earnings year over year were an increase in interest and financing costs of $33.4 million related to senior notes issued by the Company in December 2012, and an increase in tax expense of $8.5 million related to withholding taxes on dividends paid by the Company’s subsidiaries in China and Turkey to their parent companies.

3

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Summarized Quarterly Financial Results

2013 ($millions except as noted)	Q1	Q2	Q3	Q4	2013
Revenues	338.1	266.9	287.3	231.7	1,124.0
Gold revenues	307.2	243.6	266.4	202.8	1,020.0
Gold sold (ounces)	189,346	176,260	199,117	160,372	725,095
Average realized gold price ($/ounce)	1,622	1,382	1,338	1,264	1,407
Cash operating costs ($/ounce)	505	478	472	526	494
Total cash costs ($/ounce)	567	536	528	577	551
Gross profit from gold mining operations	163.8	117.2	123.2	76.9	481.1
Net profit (loss) attributable to shareholders of the Company	(45.5)	43.3	36.4	(687.5)	(653.3)
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(0.06)	0.06	0.05	(0.96)	(0.91)
Dividends paid– (Cdn$/share)	0.07	-	0.05	-	0.12
Cash flow from operating activities before changes in non-cash working capital	139.9	84.9	104.8	52.4	382.0

2012 ($millions except as noted)	Q1	Q2	Q3	Q4	2012
Revenues	271.5	244.2	281.8	350.0	1,147.5
Gold revenues	257.1	214.2	258.5	317.3	1,047.1
Gold sold (ounces)	150,661	132,919	154,841	186,973	625,394
Average realized gold price ($/ounce)	1,707	1,612	1,670	1,696	1,674
Cash operating costs ($/ounce)	452	480	493	502	483
Total cash costs ($/ounce)	529	550	567	566	554
Gross profit from gold mining operations	150.7	118.7	146.9	178.7	595.0
Net profit attributable to shareholders of the Company	67.9	46.6	75.8	115.0	305.3
Earnings per share attributable to shareholders of the Company – basic ($/share)	0.11	0.07	0.11	0.16	0.44
Earnings per share attributable to shareholders of the Company – diluted ($/share)	0.11	0.07	0.11	0.16	0.44
Dividends paid– (Cdn$/share)	0.09	-	0.06	-	0.15
Cash flow from operating activities before changes in non-cash working capital	102.8	82.1	110.8	152.0	447.7

Review of Quarterly Results

Loss attributable to shareholders of the Company for the quarter ended December 31, 2013 was $687.5 million, or $0.96 per share, compared to profit attributable to shareholders of the Company of $115.0 million, or $0.16 per share for the same period in 2012. The main factors that impacted earnings for the fourth quarter year over year were: 1) the impairment charge, net of taxes, of $684.6 million; 2) lower gold sales volumes; and 3) lower gold sales prices.

4

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Operations review and outlook

Gold operations

	2013	2012	2014 outlook (4)
Total Operating Gold Mines
Gold ounces produced (1)(2)	721,201	656,324	730,000 to 800,000
Cash operating costs ($ per ounce)	494	483	550 to 590
Total cash costs ($ per ounce)	551	554	600 to 640
All-in sustaining cash costs ($ per ounce) (5)	n/a	n/a	915 to 985
Sustaining capital expenditure (millions)	269.3	215.0	170.0
Kışladağ
Gold ounces produced	306,182	289,294	300,000 to 335,000
Cash operating costs ($ per ounce)	338	332	470 to 485
Total cash costs ($ per ounce)	358	361	490 to 505
Sustaining capital expenditure ($ millions)	145.3	104.9	70.0
Efemçukuru
Gold ounces produced (1)	90,818	66,870	90,000 to 100,000
Cash operating costs ($ per ounce)	580	583	575 to 590
Total cash costs ($ per ounce)	604	613	595 to 610
Sustaining capital expenditure (millions)	29.9	-	20.0
Tanjianshan
Gold ounces produced	101,451	110,611	95,000 to 100,000
Cash operating costs ($ per ounce)	415	415	450 to 465
Total cash costs ($ per ounce)	601	612	620 to 635
Sustaining capital expenditure (millions)	11.3	23.9	20.0
Jinfeng
Gold ounces produced	123,246	107,854	145,000 to 155,000
Cash operating costs ($ per ounce)	736	817	650 to 670
Total cash costs ($ per ounce)	823	901	730 to 750
Sustaining capital expenditure (millions)	54.0	59.0	35.0
White Mountain
Gold ounces produced	73,060	80,869	70,000 to 75,000
Cash operating costs ($ per ounce)	705	625	685 to 715
Total cash costs ($ per ounce)	745	671	720 to 750
Sustaining capital expenditure (millions)	28.8	27.2	25.0
Olympias
Gold ounces produced (2)	26,444	826	30,000 to 35,000
Cash operating costs ($ per ounce)	n/a	n/a	975 to 1050
Total cash costs ($ per ounce)	n/a	n/a	995 to 1070
Sustaining capital expenditure (millions) (3)	-	-	-

(1) Gold ounces produced at Efemcukuru in 2012 include 29,824 ounces of pre-commercial production. (2) Gold ounces produced at Olympias in 2012 & 2013 are all on a pre-commercial production basis. (3) Olympias development capital expenditure planned for 2014 is $60.0 million. (4) Outlook assumes the following metal prices: gold - $1,200 per ounce, silver - $22 per ounce. (5) All-in sustaining cash cost is a non-IFRS measure. Please see page 11 for an explanation and discussion of this non-IFRS measure.

5

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Annual review – Operations

Kişladağ

Operating Data	2013	2012
Tonnes placed on pad	13,296,621	12,606,575
Average treated head grade (g/t Au)	1.12	1.20
Gold (ounces)
- Produced	306,182	289,294
- Sold	306,176	289,056
Cash operating costs (per ounce)	$338	$332
Total cash costs (per ounce)	$358	$361
Financial Data (millions)
Gold revenues	$430.9	$483.7
Depreciation and Depletion	$15.3	$11.9
Gross profit from mining operations	$302.9	$363.2
Sustaining capital expenditures	$145.3	$104.9

Gold production at Kişladağ in 2013 was 6% higher than in 2012 mainly as a result of an increase in oxide ore placed on the leach pad in 2013 as compared to 2012. Kisladag placed 5% more total tonnes on the leach pad compensating for a lower head grade than 2012. Cash operating costs were slightly higher year over year as a result of the increased volume of material placed on the pad, partly offset by lower Turkish lira denominated operating costs as a result of a decline in the value of the Turkish lira compared with the US dollar. Capital expenditures at Kişladağ in 2013 included costs related to the deferred Phase IV Mine Expansion project, capitalised waste stripping and other construction projects.

Efemçukuru

Operating Data	2013	2012
Tonnes Milled	413,513	352,156
Average Treated Head Grade (g/t Au)	8.87	9.26
Average Recovery Rate (to Concentrate)	93.3%	92.7%
Gold (ounces)
- Produced (including pre-commercial production in 2012)	90,818	66,870
- Sold	121,119	37,046
Cash operating costs (per ounce)	$580	$583
Total cash costs (per ounce)	$604	$613
Financial Data (millions)
Gold revenues	$171.1	$61.9
Depreciation and Depletion	$26.6	$6.8
Gross profit from mining operations	$68.4	$31.4
Sustaining capital expenditures	$29.9	-

Gold production at Efemcukuru increased over 2012 as the mine improved both the tailings processing and paste fill systems subsequent to the commencement of commercial production in November 2012. Ounces sold in 2013 included approximately 30,000 ounces from inventory at the end of 2012. Capital spending in 2013 included costs related to capitalized underground development, mobile equipment, surface infrastructure and process improvements.

6

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Tanjianshan

Operating Data	2013	2012
Tonnes Milled	1,064,058	1,056,847
Average Treated Head Grade (g/t Au)	3.47	3.67
Average Recovery Rate	82.2%	82.6%
Gold (ounces)
- Produced	101,451	110,611
- Sold	101,451	110,611
Cash operating costs (per ounce)	$415	$415
Total cash costs (per ounce)	$601	$612
Financial Data (millions)
Gold revenues	$143.5	$185.5
Depreciation and Depletion	$24.7	$26.2
Gross profit from mining operations	$56.5	$90.5
Sustaining capital expenditures	$11.3	$23.9

Gold production at Tanjianshan in 2013 was 8% lower than in 2012 mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Cash operating costs per ounce in 2013 were unchanged from the previous year mainly due to cost savings realised through process plant upgrades. Capital expenditures for the year included lining of tailings dam, process plant upgrades, and capitalized exploration costs as well as other sustaining capital.

Jinfeng

Operating Data	2013	2012
Tonnes Milled	1,412,548	1,422,794
Average Treated Head Grade (g/t Au)	3.24	2.65
Average Recovery Rate	85.4%	84.3%
Gold (ounces)
- Produced	123,246	107,854
- Sold	123,289	107,812
Cash operating costs (per ounce)	$736	$817
Total cash costs (per ounce)	$823	$901
Financial Data (millions)
Gold revenues	$171.1	$180.9
Depreciation and Depletion	$38.5	$28.7
Gross profit from mining operations	$31.0	$55.0
Sustaining capital expenditures	$54.0	$59.0

Gold production at Jinfeng in 2013 was 14% higher than in 2012 mainly as a result of the resumption of ore mining in the open pit from May 2013, after the completion of the open pit cutback. A total of 629,996 tonnes of ore was mined from the open pit in 2013 compared to 96,800 tonnes in 2012. Ore tonnes mined from underground increased 25% as two production levels were added to the underground operations. Cash operating costs per ounce were 10% lower in 2013 as compared to 2012 mainly due to an increase in the number of ounces produced. Capital expenditures for the year included capitalized underground development, process plant upgrades, tailings dam uplifts, and tailings thickening projects.

7

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

White Mountain

Operating Data	2013	2012
Tonnes Milled	810,389	754,673
Average Treated Head Grade (g/t Au)	3.39	3.85
Average Recovery Rate	86.0%	86.3%
Gold (ounces)
- Produced	73,060	80,869
- Sold	73,060	80,869
Cash operating costs (per ounce)	$705	$625
Total cash costs (per ounce)	$745	$671
Financial Data (millions)
Gold revenues	$103.4	$135.1
Depreciation and Depletion	$26.4	$25.7
Gross profit from mining operations	$22.3	$54.9
Sustaining capital expenditures	$28.8	$27.2

Gold production at White Mountain in 2013 was below that of 2012 with lower average treated head grade partially offset by higher ore throughput. The increase in tonnes milled year over year was due to an increase in underground mining efficiency as a result of increased stope production and mine development. Cash operating costs per ounce were 13% higher in 2013 as a result of the decrease in head grade, and an increase in costs related to increased backfill and secondary development rates. Capital expenditures for the year included capitalized underground development, construction of a mobile maintenance workshop, acquisition of underground mobile equipment, upgrade of underground service facilities, capitalized exploration and construction of a tailing dam lift.

Stratoni

Operating Data	2013	2012
Tonnes ore processed (dry)	225,493	191,602
Pb grade (%)	6.3%	6.4%
Zn grade (%)	10.0%	10.0%
Tonnes of concentrate produced	59,626	50,680
Tonnes of concentrate sold	59,534	52,934
Average realized concentrate price (per tonne)	$850	$905
Cash Costs (per tonne of concentrate sold)	$757	$729
Financial Data (millions)
Concentrate revenues	$50.6	$47.9
Depreciation and Depletion	$10.2	$6.5
Gross profit from mining operations	($4.6)	$2.8
Sustaining capital expenditures	$4.0	$3.2

Lead/zinc concentrate production at Stratoni increased year over year as 2012 reflects production only from February 24, 2012, the date of the acquisition of European Goldfields Limited (“EGU”). Cash operating costs increased 4% year over year.

8

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Vila Nova

Operating Data	2013	2012
Tonnes Processed	812,003	710,909
Iron Ore Produced	700,857	613,780
Average Grade (% Fe)	63.1%	63.3%
Iron Ore Tonnes
- Sold	470,140	603,668
Average Realized Iron Ore Price	$99	$76
Cash Costs (per tonne produced)	$63	$60
Financial Data (millions)
Iron ore revenues	$46.4	$45.6
Depreciation and Depletion	$4.5	$5.3
Gross profit from mining operations	$12.3	$3.9
Sustaining capital expenditures	$4.8	$1.3

Vila Nova processed 14% more iron ore tonnes than the previous year at approximately the same grade. The higher production year over year was due to mechanical and operational adjustments made in the treatment plant as well as an increase in scheduled operating hours in order to improve plant productivity. Iron ore sales were 22% lower than in 2012 as a result of an incident that closed the Anglo-Ferrous port facility during the second quarter. Shipments of iron ore have been routed through the smaller capacity public port in Santana since the incident.

Annual review – Development projects

Kişladağ Phase IV Mine Expansion

The full Kisladag expansion was deferred during 2013 pending improvement in metal prices. The capital programme required to replace the existing mining fleet with larger loading and haulage equipment and electrification of the mine continued during the year. By year end most of the upgraded fleet was delivered and placed into operation.

Olympias

In 2013, the Olympias plant reprocessed 552,557 tonnes of tailings at a grade of 3.32 grams per tonne. Approximately 26,444 payable ounces of gold in concentrate were produced during the year and were treated as pre-commercial production for financial reporting purposes.

New development and underground refurbishment continued during 2013. Underground mining on Phase II is projected to begin in 2016. During 2013 approximately 1,076 meters of underground drifts were rehabilitated and 3,034 meters of new drifts were completed, including approximately 800 meters of advance on the main Stratoni-Olympias decline to the 1.4 kilometer mark, representing 18% completion of the planned 8.0 kilometer decline. Capital costs incurred in 2013 were $94.1 million.

Skouries

During 2013 a total of $51.5 million was spent on Skouries. The primary contractor was mobilized and site preparation commenced.  The primary underground portal was completed and 324 meters of the decline was advanced. A review of the planned infrastructure, tailings facilities, and processing facilities was completed, culminating in modifications to support ongoing permitting, and assure adherence to the overall design criteria. An optimization study for the Skouries underground will commence in 2014.

9

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Certej

The year-end updated mineral resource for Certej resulted in an overall increase in Measured and Indicated ounces of 10%. A prefeasibility study was initiated to redefine the scope of the operation as well as address results from ongoing metallurgical test work aimed at maximizing gold recoveries. During 2013 a total of $22.8 million was spent on Certej, mainly on exploration drilling, geotechnical and metallurgical testing, road access work and engineering studies.

Perama Hill

During 2013 a total of $8.3 million was spent on Perama Hill including engineering and exploration drilling. Approval of the Environmental Impact Assessment is expected after the local and European Union elections scheduled for the second quarter of 2014.

Eastern Dragon

Eastern Dragon was placed on care and maintenance during 2013 pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits in good standing. Work continued on preparing the necessary paperwork to submit to the National Development and Reform Commission (“NDRC”), as well as determining the timeline for review and approval. Capital costs incurred at Eastern Dragon totalled $1.5 million.

Tocantinzinho

During 2013 a total of $5.5 million was spent on Tocantinzinho mainly on optimization of the capital and operating requirements in the feasibility study as well as on limited exploration activities. Field work was focused on environmental assessments and monitoring at the site, as well as support for the optimization work on the feasibility study.

Annual review – Exploration

A total of $68.3 million (including capitalized evaluation costs) was spent on grassroots, advanced stage and minesite exploration activities during 2013. The exploration activities included drilling totalling approximately 128,000 meters and were conducted on 18 projects across Turkey, China, Brazil, Greece, and Romania.

Turkey

In Turkey, drilling programs were completed at our Efemcukuru mine site and at the Ardala/Salinbas joint venture project. At Efemcukuru, exploration drilling focussed on down-dip extensions of the Kestane Beleni vein, as well as resource drilling at the nearby Kokarpinar vein. Drilling at Ardala/Salinbas confirmed continuity of mineralization between epithermal (Salinbas) and gold-copper porphyry (Ardala) mineralized systems.

China

Brownfields exploration programs were completed at each of our three operating mines in China. At Tanjianshan, resource drilling focused on the Bridge and west Wall Zones within the Jinlongou pit, and on definition and step-out drilling just beneath the northern end of the Qinlongtan open pit. All of these target areas yielded high-grade intersections outside of existing resources.

At the White Mountain mine, exploration drilling included both underground testing of down-dip extensions of the main orebody, and surface drilling of the newly-recognized West Zone, immediately adjacent to the present deposit.

At Jinfeng underground resource drilling focussed on step-outs along the known major mineralized fault zones (F2, F3, F6), gaps in the existing resource model, and new conceptual targets. The exploration drilling was successful in identifying mineralised splays sub-parallel to existing resources.

Limited drilling was completed on adjacent exploration licenses. The Company divested its interests in the Jingdu and Jinluo Exploration joint ventures, and in the Gaolu exploration license.

10

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Brazil

In Brazil, exploration programs focused on drill-testing the optioned Chapadina project, on advancing our early-stage projects to drill-ready status, and on project generation activities.

Greece

In the Chalkidiki district, 12,000 metres of drilling was completed at the Piavitsa Project, consisting of step-out drilling over a 2.5 km strike length of the mineralized Stratoni Fault zone. At Olympias, an extensive drillcore-relogging and deposit interpretation program culminated in an updated resource model for the deposit. At Perama Hill, exploration activities focused on extending coverage of soil sampling programs, and on sterilization testing of areas of planned infrastructure.

Romania

Exploration activities in the Certej district focused on over 40,000 metres of infill and step-out drilling of the Certej deposit. Drilling programs were also completed on the Certej North prospect, and at the Muncel and Brad exploration license areas.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost, total cash cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2013	2012
Production costs (from consolidated income statements)	481.9	427.9
Vila Nova and Stratoni production costs	74.7	75.0
Production costs – excluding Vila Nova and Stratoni	407.2	352.9
Less:
By-product credits	(7.7)	(6.6)
Total cash cost	399.5	346.3
Less:
Royalty expense and production taxes	(41.3)	(44.1)
Cash operating cost	358.2	302.2
Gold ounces sold	725,095	625,394
Total cash cost per ounce	551	554
Cash operating cost per ounce	494	483

All-in sustaining cash cost

Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion.

11

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

The company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

$ millions (except for weighted average shares and earnings per share)	2013	2012	2011
Net (loss) earnings attributable to shareholders	(653.3)	305.3	318.7
Acquisition costs	0.0	21.2	0.0
Losses (gains) on disposal of assets	0.8	0.5	(2.7)
Losses (gains) on available-for-sale securities	2.4	(0.2)	(0.7)
Loss on investment in associates	1.3	5.6	4.2
Impairment loss on investment in associates	14.1	0.0	0.0
Write-down of assets	4.0	0.0	0.0
Impairment loss on property, plant and equipment, and goodwill (net of taxes)	684.6	0.0	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	13.8	(5.1)	13.0
Deferred income tax charge for change in Greek tax rates	125.2	0.0	0.0
Total adjusted net earnings	192.9	327.3	332.5
Weighted average shares outstanding	715,181	689,007	549,791
Adjusted net earnings ($/share)	0.27	0.48	0.60

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

12

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Financial condition

Operating activities before changes in non-cash working capital generated $382.0 million in cash this year, compared to $447.7 million in 2012. In addition, cash flow of $24.9 million related to pre-commercial production was recorded as cash flows from investment activities.

Capital expenditures

We invested $482.0 million in capital expenditures, mine development, mining licences and other assets this year. Mine development totalled $189.1 million while spending at our producing mines (including capitalized exploration) totalled $276.4 million. We also spent $2.4 million on land acquisitions and $10.0 on the development of a lime plant in Turkey. The remaining $4.1 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

$ millions	2013	2012
Cash, cash equivalents and term deposits	623.9	816.8
Working capital	734.0	917.3
Restricted collateralized accounts	0.3	0.2
Debt – current and long-term	601.4	593.3

Management believes that the working capital at December 31, 2013, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

Contractual obligations

as at December 31, 2013

$ millions	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.4	-	-	600.0	616.4
Capital leases	0.9	1.8	0.9	-	3.6
Operating leases	7.5	15.5	11.6	8.3	42.9
Purchase obligations	85.0	31.1	29.0	-	145.1
Totals	109.8	48.4	41.5	608.3	808.0

The table does not include interest on debt.

As at December 31, 2013, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 27,936 dry metric tonnes of zinc concentrates and 11,091 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at December 31, 2013 approximately 5.9 million ounces of silver have been delivered of the original 15 million ounce commitment.

13

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

In May 2013, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the environmental impact assessment approved for Kisladag and Efemcukuru. The Letter of Guarantee is renewed annually and expires on September 19, 2014. The Letter of Guarantee has an annual fee of 27 basis points.

As of February 18, 2014, the Company acquired 174,571,102 shares of Glory Resources at a price of A$0.17 per share under the October 30, 2013 takeover bid, bringing our investment in Glory to 219,167,022 shares or 97.8%.

Debt

Jinfeng

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.4 million) working capital loan with China Commerce Bank (“CMB”). Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 14, 2014. Subsequent to year-end, the term of the facility was extended to January 28, 2015. This facility is unsecured. As at December 31, 2013, Jinfeng has drawn down the full amount of RMB 100.0 million ($16.4 million) under this facility, in three tranches, and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.Subsequent to December 31, 2013, Jinfeng repaid RMB 63.0 million ($10.3 million) on this facility and subsequently drew down the same amount.

Eastern Dragon

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($13.1 million) revolving facility ("the Facility") with HSBC Bank (China). The Facility could be drawn down in minimum tranches of RMB 1.0 million ($0.2 million) or its multiples. Each drawdown bore interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility had a term of up to one year. In February 2012, the Facility was reviewed by the bank and was extended to March 11, 2013. In March 2013, Eastern Dragon repaid the full amount of this loan.

HSBC revolving credit facility

The Company has a $375.0 million revolving credit facility with HSBC ("the credit facility" or "ARCA") and a syndicate of other banks. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag Metal Madencilik Sanayi ve Ticaret AS (“Tuprag”), wholly owned subsidiaries of the Company. The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2013. Loan interest is variable dependent on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.2:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4.7 million were paid in relation of the credit facility. This amount has been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. No amounts were drawn down under the ARCA as at December 31, 2013.

14

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash.

At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest; on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016 103.063%

December 15, 2017 101.531%

2018 and thereafter 100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2013 is $577.1 million.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($118.1 million) through a series of amendments. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2013 was 4.59%. As at December 31, 2013, RMB 634.1 million ($104.0 million) had been drawn under the entrusted loan. Subsequent to December 31, 2013, RMB 3.0 million ($492) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Defined benefit plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2011 for funding purposes with the next required valuation as of January 1, 2014. The SERP’s last valuation was on January 1, 2013 for funding purposes and the next valuation will be prepared in accordance with the terms on the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2013.

15

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $3.0 million (2012 – $39.6 million). Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2012 – $0.2 million). The Company expects to contribute $0.2 million to the Pension Plan and $2.8 million to the SERP in 2013.

Equity

This year we received net proceeds of $7.0 million for issuing 1,403,152 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of February 21, 2014 - as of December 31, 2013	716,216,690 716,216,690
Share purchase options - as of February 21, 2014 (Weighted average exercise price per share: $13.20 Cdn)	16,563,369

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

We manage risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial risk

Liquidity risk

Liquidity risk is the risk that we cannot meet our financial obligations. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2013, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2014 and beyond.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. To mitigate exposure to credit risk on financial assets, we have policies that require counterparties to demonstrate minimum creditworthiness, and ensure liquidity of available funds. We also monitor our concentration of credit risk and closely monitor our financial assets.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2013.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by

16

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2013, approximately 53% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Currency risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2013. We recognized a loss of $6.8 million on foreign exchange this year, compared to gain of $2.8 million in 2012.

(thousands)	Canadian dollar	Australian dollar	Euro	Swedish Krona	Romanian Lei	British Pound	Turkish lira	Chinese renminbi	Brazilian real
Cash and cash equivalents	76,137	1,096	7,615	11,086	11,359	81	10,097	540,873	32,929
Marketable securities	3,933	-	-	4,432	-	-	-	-	-
Accounts receivable and other	1,695	-	2,581	-	7,025	-	19,780	215,806	33,701
Accounts payable and accrued liabilities	(12,516)	-	(27,624)	-	(4,066)	(15)	(24,939)	(640,418)	(8,827)
Debt	-	-	-				-	(100,000)	-
Net balance	69,249	1,096	(17,428)	15,518	14,318	66	4,938	16,261	57,803
Equivalent in US dollars	65,111	960	(24,002)	2,415	4,399	109	2,314	2,661	24,675

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2013, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $7.9 million in profit before taxes.

Interest rate risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

The majority of our debt is in the form of notes with a fixed interest rate of 6.125%. We earned an average of approximately 1.2% in interest on our cash, cash equivalents, and term deposits this year, compared to 1.4% in 2012.

We do not actively manage our exposure to changes in interest rates.

Price risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. Currently we don’t hedge against changes in the price of gold.

17

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

•	The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity.
•	Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. We do not hedge against changes in the price of electricity.

Sensitivity analysis for key variables	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$7.9 million
Price of gold (based on the expectations and assumptions we used in our 2014 outlook)	10%	$70.0 million
Interest rate on variable interest debt	10%	$0.1 million
Interest earned on cash and cash equivalents	10%	$0.1 million
Price of diesel fuel	10%	$4.4 million

Other risks and uncertainties

Exploration and development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, regulations and permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

18

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk

We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other information

Critical accounting policies and estimates

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2013 consolidated financial statements.

Inventories

We value finished goods, work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2013, the average cost of inventory was below its net realizable value.

19

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Reserves and resources

Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources

(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves (“VBPP”)

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, plant and equipment

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2013, based on an average projected gold price for 2014 of $1,200 per ounce and a long-term inflation adjusted price of $1,300 per ounce, the estimated discounted net cash flow from our mining properties, plant and equipment exceeded their carrying values after taking into account the impairment recorded this year of Jinfeng and Eastern Dragon recorded in 2013.

Goodwill and impairment testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

20

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units (“CGU’s”) or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2013, our consolidated balance sheet included $526.3 million in goodwill as follows: EGU Greek operating segment ($473.8 million), White Mountain ($50.3 million) and Tanjianshan ($2.2 million). We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from these assets.

Operating costs

We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset retirement obligations

We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes

We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension plans

We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

21

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Key assumptions – pension plans	December 31, 2013		December 31, 2012
	Pension plan	SERP	Pension plan	SERP
Expected long-term rate of return on plan assets	4.8%	4.8%	6.0%	3.0%
Discount rate beginning of year	3.9%	3.9%	4.5%	4.5%
Discount rate end of year	4.8%	4.8%	3.9%	3.9%
Rate of salary escalation	-	-	3.0%	3.0%
Average remaining service period of active employees expected to receive benefits	7.6 years	7.6 years	7.8 years	7.8 years

Changes in accounting policies

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2013:

• IAS 19 ‘Employee Benefits’ – In June 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:

- Requirement to recognize past service costs immediately in net income rather than using the corridor method.

- Requirement to recognize actuarial gains and losses immediately in other comprehensive income (“OCI”). Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.

- Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.

- Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

The adoption of this standard had a nominal impact on the Company’s audited consolidated financial statements. Therefore comparative periods have not been restated. The required disclosures are included in note 16 of our audited consolidated financial statements.

• IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. There was no impact on the audited consolidated financial statements as a result of the adoption of this standard.

• IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint ventures entities are now accounted for using the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 ‘Investment in Associates and Joint Ventures’ and IAS 36 ‘Impairment of Assets’. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. There was no impact on the audited consolidated financial statements as a result of the adoption of this standard.

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MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

• IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. The Company has provided the additional disclosures required by this standard in note 9 of our audited consolidated financial statements.

• IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The required disclosures are included in notes 21 and 25 of our audited consolidated financial statements.

• IAS 36 ‘Impairment of Assets’ – In May 2013, the IASB published a revised version of this standard to reverse the unintended requirement in IFRS 13 ‘Fair Value Measurements’ to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. The Company early adopted the amendments to this standard and has therefore disclosed the recoverable amount only for cash generating units where an impairment loss was recognized during 2013. These disclosures have been provided in note 11 of our audited consolidated financial statements.

• IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. There was no impact on the audited consolidated financial statements as a result of the adoption of this standard.

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2014, or later periods:

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The Company is currently evaluating the extent of the impact of the adoption of this standard.

• IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the extent of the impact of adoption of this standard.

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MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

• There are no other IFRS or IFRIC interpretations that are not yet effective that could be expected to have a material impact on the Company.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2013, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2013 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting

We completed the integration of the EGU operations in 2013, and expanded our internal controls over financial reporting compliance program to include those operations. Other than the integration of EGU there have been no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s President, is the

Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

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MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the year ended December 31, 2013

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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